Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
	Year Ended May 31,
	2009	2008	2007	2006	2005
Net income before income taxes	$361,593	$530,704	$533,553	$518,019	$469,022
Capitalized interest	2,259	1,090	1,069	384	749
Fixed charges	65,001	1,090	62,482	42,211	33,623
Earnings	$428,853	$532,884	$597,104	$560,614	$503,394

	Year Ended May 31,
	2009	2008	2007	2006	2005
Fixed charges:
Interest component of rent expense	$12,506	$11,549	$11,089	$10,045	$8,426
Interest expense	50,236	52,823	50,324	31,782	24,448
Capitalized interest	2,259	1,090	1,069	384	749
	$65,001	$65,462	$62,482	$42,211	$33,623

Ratio of earnings to fixed charges	6.6	8.1	9.6	13.3	15.0